Exhibit 12.1

B&G Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec. 30, 2017	Dec. 31, 2016	Jan. 2, 2016	Jan. 3, 2015	Dec. 28, 2013
Income before income tax expense	$148,062	$177,066	$121,239	$63,777	$80,892
Add:
Fixed charges	95,908	77,473	53,811	49,000	43,947
Income as adjusted	$243,970	$254,539	$175,050	$112,777	$124,839
Fixed charges:
Interest expense (excluding unrealized gain or loss on interest rate swap)	$91,784	$74,456	$51,131	$46,573	$41,813
Portion of rents representative of the interest factor	4,124	3,017	2,680	2,427	2,134
Fixed charges	$95,908	$77,473	$53,811	$49,000	$43,947
Ratio of earnings to fixed charges	2.5x	3.3x	3.3x	2.3x	2.8x